December 28, 2012

Filed on EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Columbia Banking System, Inc.
Registration Statement on Form S-4
Filed November 2, 2012
File No. 333-184742
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-20288
West Coast Bancorp
Form 10-K for the Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 2, 2012
File No. 001-34509

Dear Ms. McHale:

Enclosed please find Columbia Banking System, Inc.’s (“Columbia”) and West Coast Bancorp’s (“West Coast”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of November 29, 2012 (the “Comment Letter”) related to the above-referenced filings. Columbia has also revised its Registration Statement on Form S-4 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

Ms. Kathryn McHale

December 28, 2012

Registration Statement on Form S-4

Cover Page

1.	We note that the value of the consideration to be received by West Coast shareholders will vary with the trading price of the Columbia common stock. Please revise to briefly summarize the formula that will be used to calculate the consideration.

Response: The disclosure has been revised as requested. (Cover Page)

Questions and Answers

What will each West Coast Shareholder Receive in the Merger? page 1

2.	It appears that Columbia shareholders will be diluted upon the issuance of common stock as a result of the merger. Please revise your disclosure in this section and throughout the proxy statement/prospectus to disclose the amounts by which shareholders will be diluted, in terms of ownership as well as book value, if applicable.

Response: The disclosure has been revised as requested. (page 1)

How does a West Coast shareholder elect the form of consideration he or she prefers to receive? page 2

3.	Revise your disclosure in this section and throughout the proxy statement/prospectus to include a placeholder for the exact date of the election deadline. To the extent that you will not be able to include such date when the proxy statement/prospectus is delivered to shareholders, please tell us how you will convey the deadline to shareholders.

Response: The date of the election deadline will not be known when the joint proxy statement/prospectus is delivered to shareholders. Columbia and West Coast will issue a press release announcing the date of the election deadline at least five business days before that deadline. Additionally, Columbia and West Coast will post the date of the election deadline on their respective web sites, also at least five business days before that deadline. The disclosure has been revised accordingly. (pages 2 and 49).

Ms. Kathryn McHale

December 28, 2012

What happens if an election is not made prior to the election deadline? page 3

4.	Please revise to disclose what will happen if holders of the Series B Preferred Stock, the Class C Warrants or the Restricted Shares do not make an election prior to the election deadline.

Response: The disclosure has been revised as requested. (page 4)

How do the boards of directors of Columbia and West Coast recommend that I vote? page 4

5.	Revise to include a separate discussion of the interests of the directors and officers of Columbia and West Coast with respect to the matters to be acted upon. Refer to Item 5 of Schedule 14A.

Response: With respect to West Coast, the disclosure has been revised as requested. (page 5) With respect to Columbia, we have reviewed the requirements of Item 5 of Schedule 14A and have determined that no director or executive officer of Columbia has a disclosable interest in the matters to be acted upon.

Summary

Recommendation of the Columbia Board of Directors, page 12

6.	Please supplementally provide to the staff the board books or other materials, including projections, the boards considered in making their recommendations to shareholders.

Response: Materials have been separately provided to the Staff on a supplemental basis by West Coast and Columbia, respectively, on a confidential basis. In addition, Amendment No. 1 has been revised to include information regarding the financial projection information for each of West Coast and Columbia and considered by the West Coast board as part of the presentation from its financial advisor. (beginning on page 61)

Interests of West Coast Directors and Executive Officers in the Merger, page 13

7.	Please revise to provide the specific information with respect to each of the bullets and quantify the compensation amounts that directors and officers will receive in connection with the merger. In addition, revise to disclose that Mr. Robbins and Ms. McKeown have entered into employment agreements with Columbia. Please make corresponding revisions to the discussion of Risk Factors on page 36.

Response: The disclosure has been revised as requested. (pages 13 and 22)

Ms. Kathryn McHale

December 28, 2012

8.	We note that one of the directors of West Coast will be recommended to serve on Columbia’s board of directors following the merger. Revise to explain how that director will be chosen, and please tell us when you expect that the selection will be made. Please also consider adding a discussion in Risk Factors disclosing the conflict of interest of all of the directors, as it appears that any of them may be chosen for the Columbia board.

Response: Disclosure under “Interests of West Coast Directors and Executive Officers in the Merger (page 84) has been revised to state that four of the current West Coast directors (naming them) are eligible for nomination to fill the single board membership position, and disclosing that such person must, among other criteria, currently be an independent director of West Coast. The selection will be made prior to the closing of the merger but otherwise the timing of the selection is not currently known. Given the additional disclosure and the current Risk Factor addressing potential conflicts of interest (at page 22), which cross references to the additional disclosure, we believe that the current Risk Factor disclosure is adequate.

Selected Financial Data – West Coast Bancorp, page 20

9.	Please include a footnote detailing how you determine the allowance for loan losses and allowance for credit losses as a percentage of nonperforming loans. For example, please disclose the nonperforming loan components which comprise the denominator in these calculations, specifically detailing whether or not accruing and/or nonaccruing troubled debt restructurings are included in this calculation and management’s rationale in this regard.

Response: The disclosure has been revised as requested. (page 27)

Unaudited Pro Forma Condensed Combined Statement of Income, pages 25-26

10.	Please revise to disclose in a pro forma note how the weighted average number of pro forma basic and fully diluted common shares was determined for each of the periods presented.

Response: The disclosure has been revised as requested. (pages 37 and 38)

Note 4 – Pro Forma Adjustments, page 28

11.	Please tell us why the 5% fair value adjustment applied against the carrying value of the loans being acquired is an appropriate measure reflective of credit and pricing adjustments.

Ms. Kathryn McHale

December 28, 2012

Response: We believe the 5% fair value adjustment against the carrying value of the portfolio is appropriate because it was based on the assumptions market participants would utilize in pricing the portfolio in an orderly transaction in the most advantageous market. In conjunction with its own internal resources, Columbia utilized third-party experts to review and perform loan due diligence on the West Coast loan portfolio. The comprehensive loan due diligence process included a detailed underwriting process and review for all commercial loans exceeding $1 million as well as a sample of commercial loans from historically high risk loan categories. Based on this scoping approximately 65% of the commercial loan portfolio was selected. This review concluded that the commercial loan portfolio had expected losses of approximately 2.5% based on both the income and market approaches pursuant to ASC 820, the FASB’s Fair Value Measurement topic, as prescribed by ASC 805, the Business Combinations topic. A discounted cash flow analysis was prepared for the residential and consumer loan portfolios utilizing a discount rate of 6.69% and it was determined that the residential and consumer loan portfolios had a more significant share of the embedded risk with expected losses of approximately 12%, due to a heavy concentration of stand-alone 2nd mortgages. The weighted average expected losses of the combined loan portfolios was approximately 5%. The loan mark was built up based on probability of default, loss given default, and recovery lag estimates generated for each sector of the loan portfolio.

12.	Please revise pro forma Note F to disclose how the amount of “core” deposits (i.e. interest or noninterest bearing transaction or time deposits, etc.) was determined and why a fair value adjustment of 1% is appropriate given the differing types of deposits. Also address why a shorter term (e.g. estimated life of the deposits) would not be a more appropriate measure in determining the amortization period.

Response: Pro forma Note F has been revised as requested. (page 35) Although there are differing types of deposits, based on the similarity of rates paid on each deposit type and time deposits being less than 10% of West Coast’s total deposits, further segmentation of the deposits for the calculation of the core deposit intangible estimate was not deemed necessary.

13.	With regard to pro forma Note J and the estimated change in control payments, please tell us how you determined these estimated amounts to be factually supportable under Rule 11-02(b)(6) of Regulation S-X.

Response: The estimated change in control payments were determined by first identifying all individuals at West Coast that had change in control agreements in place and calculating the change in control payment for each of these individuals. The list of individuals was then reviewed and revised to include only those individuals for which it was estimated that a change in control payment, pursuant to the contractual terms, would actually be made.

Ms. Kathryn McHale

December 28, 2012

Risk Factors, page 33

14.	Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K

Response: The Risk Factors section has been moved as requested. (page 18)

The merger agreement limits West Coast’s ability to pursue an alternative transaction, page 34

15.	Please make your disclosure more clear in this section by clarifying that the termination fee is not triggered solely by West Coast shareholders voting against the transaction.

Response: The disclosure has been revised as requested. (page 19)

The Merger, page 38

16.	Please revise the first paragraph of this section to remove the language “this summary does not purport to be complete” and “this section is not intended to provide you with any factual information.”

Response: The requested change has been made. (page 42)

Regulatory Approvals Required for the Merger, page 47

17.	We note that West Coast is obligated to inform and consult with the Federal Reserve Bank of San Francisco regarding payment of dividends, and also that they are subject to a Memorandum of Understanding with the FDIC that restricts their ability to pay dividends. Please disclose and describe any approvals or communications that will be required in connection with the consulting obligation or the MOU in order to complete the merger.

Response: West Coast’s Memorandum of Understanding with the FDIC and the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities was removed effective November 30, 2012. However, while West Coast remains subject to the consulting obligation with respect to the Federal Reserve Bank of San Francisco with regard to the payment of dividends, no approvals will be required in connection with the consulting obligation or the terminated Memorandum of Understanding in order to complete the merger.

Ms. Kathryn McHale

December 28, 2012

Background of the Merger, page 48

18.	We note your disclosure on page 49 that West Coast representatives had discussions with two other financial institutions but that no definitive transaction proposal resulted. Please revise to provide more detail as to why the discussions ended, and please explain whether the two financial institutions were give data room access or otherwise conducted due diligence.

Response: The disclosure has been revised as requested. (page 53)

Recommendation of the West Coast Board of Directors and Reasons for the Merger, page 52

19.	Please revise to include any negative or potentially negative factors that the board considered when determining whether the merger was advisable and in the best interests of West Coast and its shareholders. Please make similar disclosure with respect to the Columbia board’s recommendation.

Response: With respect to West Coast, the disclosure has been revised as requested. (pages 56 and 57)

With respect to Columbia’s board’s recommendation, the potential risks and potentially negative factors that the board considered have been supplemented. (page 77)

Columbia – Comparable Company Analysis, page 57

20.	We note that Sandler O’Neill excluded First California Financial Group from the Columbia peer group. Please explain why it was excluded. We note further that it was not excluded from the West Coast peer group.

Response: We respectfully advise the Staff that First California Financial Group (“FCFG”) was excluded from the Columbia peer group because, as of the date of the Sandler O’Neill fairness opinion, FCFG had received a publicly disclosed merger proposal and several publicly disclosed letters from shareholders encouraging the FCFG board of directors and management to carefully consider its strategic alternatives, including a possible sale of the company. As a result, FCFG’s stock price was uniquely impacted by this news and was not considered comparable to the other companies in the Columbia peer group. For these reasons, FCFG was also excluded from the West Coast peer group. We address the Staff to page 63 of Amendment No. 1.

Ms. Kathryn McHale

December 28, 2012

Sandler O’Neill’s Relationship, page 64

21.	Please provide the approximate amount of the transaction fee that Sandler will receive as compensation for its duties as financial advisor.

Response: The disclosure has been revised as requested. (page 76)

22.	Please disclose the aggregate amount paid to Sandler O’Neill by West Coast over the past two years, as required by Section 1015(b)(4) of Regulation M-A. Please provide similar disclosure with regard to any payments to Sandler by Columbia for any services rendered over the past two years.

Response: The disclosure has been revised as requested. (page 76)

Summary of analysis by KBW, page 71

23.	Please disclose any additional services provided by KBW to either party over the past two years and, if applicable, the aggregate amount paid to KBW by each party for such services.

Response: The disclosure has been revised as requested. (page 83)

Interests of West Coast Directors and Executive Officers in the Merger

Employment Agreement, page 72

24.	Please file the employment agreement with Mr. Sznewajs as an exhibit to your amended proxy statement/prospectus.

Response: The referenced employment agreement has been added as an exhibit to be filed with the Registration Statement. (pages II-2 and II-6)

Employment Agreements, page 73

25.	We note that Mr. Robbins and Ms. McKeown entered into employment agreements with Columbia. Please file these agreements as exhibits to your amended proxy.

Response: The referenced employment agreements have been added as exhibits to be filed with the Registration Statement. (pages II-2 and II-6)

Ms. Kathryn McHale

December 28, 2012

Form 10-K for the Year Ended December 31, 2011

Certain Relationships and Related Party Transactions, page 45 of the definitive proxy statement on Schedule 14A

26.	Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Response: Columbia confirms that the term “other persons” in the subject disclosure means persons not related to Columbia. Columbia hereby undertakes to clarify this representation in all future filings.

West Coast Bancorp – Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 11

27.	Please confirm that this section included all material risks that management believed were specific to the business at the time of filing. In addition, please confirm that you will revise future filings to state that all material risks have been disclosed.

Response: West Coast hereby confirms that this section included all material risks that management believed were specific to the business at the time of filing. West Coast hereby undertakes to revise future filings to state that all material risks have been disclosed.

Transactions with Related Persons, page 50 of the definitive proxy statement on Schedule 14A

28.	Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Response: West Coast hereby confirms that “other persons” is intended to refer to persons not related to West Coast. West Coast hereby undertakes to clarify this representation in all future filings.

West Coast Bancorp – Form 10-Q for the Quarter Ended September 30, 2012

Note 4, Investment Securities, page 12

29.	Please provide us with your other than temporary impairment analysis for your investments in the pooled trust preferred securities (i.e. within the corporate securities portfolio) as of December 31, 2011 and for each of the subsequent quarterly reporting periods of fiscal 2012.

Ms. Kathryn McHale

December 28, 2012

Response: Materials have been separately provided to the Staff on a supplemental basis by West Coast, on a confidential basis.

Ms. Kathryn McHale

December 28, 2012

Nonperforming Assets, Troubled Debt Restructurings, OREO and Delinquencies, page 46

30.	We note your disclosure of both performing and non-performing troubled debt restructurings in the troubled debt restructurings subsection. Please revise in any and all future filings to clearly disclose whether or not those troubled restructured loans on non-accrual are included in the subtotal of non-accrual loans contained in the nonperforming asset table. For example, we note you disclosed $32.4 million in total nonaccrual loans as of September 30, 2012, however, we are unclear as to whether or not this includes $17.0 million in nonaccrual troubled debt restructurings as of that date. Also, please provide enhanced Management’s Discussion and Analysis disclosures in future filings detailing how management views both accruing and non-accruing troubled debt restructured loans for the purposes of considering periodic loan loss provisions and the determination of allowance for loan loss provisions and the determination of allowance for loan loss coverage ratios. Please also ensure that any related financial statement footnote in this area contains sufficient granularity and transparency regarding accruing and non-accruing troubled debt restructurings and is consistent with other relevant disclosures.

Response: West Coast advises the Staff that non-accrual troubled debt restructurings are included in the subtotal of non-accrual loans. West Coast hereby undertakes to make the requested disclosures in all future filings.

In addition to the responses noted above, Columbia acknowledges that:

•	Columbia is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	Columbia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale

December 28, 2012

We trust that the foregoing is responsive to your inquiries and comments. Columbia and West Coast are anxious to proceed toward their respective special shareholders’ meetings as soon as possible. Accordingly, your earliest convenient response would be very much appreciated. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact Stephen Klein at (206) 340-9648 with respect to the registration statement on Form S-4 or the Form 10-K filed by Columbia for the year ended December 31, 2011, and Matthew M. Guest at (212) 403-1341 with respect to the Form 10-K filed by West Coast for the year ended December 31, 2011 or the Form 10-Q filed by West Coast for the quarter ended September 30, 2012.

Sincerely,

/s/ Stephen M. Klein	/s/ Matthew M. Guest

Stephen M. Klein	Matthew M. Guest
GRAHAM & DUNN PC	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Melanie J. Dressel, Columbia Banking System, Inc.
Clint E. Stein, Columbia Banking System, Inc.
Robert D. Sznewajs, West Coast Bancorp
Anders Giltvedt, West Coast Bancorp